November 5, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention Loan Lauren P. Nguyen, Esq.

Re:	Dynagas LNG Partners LP
Amendment No. 1 to Registration Statement on Form F-1
Filed October 29, 2013
File No. 333-191653

Dear Ms. Nguyen:

Reference is made to the draft confidential Registration Statement on Form F-1 (the “Original Draft Registration Statement”) of Dynagas LNG Partners LP (the “Partnership”) in connection with the proposed registration of the Partnership’s common units under the Securities Act of 1933, as amended, (the “Securities Act”) that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on July 10, 2013. By letter dated August 6, 2013 (the “First Comment Letter”), the Staff provided the Partnership with its comments to the Original Draft Registration Statement. The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement on Form F-1”), which responded to the Staff’s comments contained in the First Comment Letter, was submitted to the Commission for review on September 16, 2013. By letter dated October 1, 2013 (the “Second Comment Letter”), the Staff provided the Partnership with its comments to the First Amended Draft Registration Statement on Form F-1. The registration statement on Form F-1 (the “Registration Statement on Form F-1”), which responds to the Staff’s comments contained in the Second Comment Letter, was filed via EDGAR with the Commission for review on October 10, 2013. By letter dated October 25, 2013 (the “Third Comment Letter”), the Staff provided the Partnership with its comments to the Registration Statement on Form F-1. The first amended registration statement on Form F-1 (the “First Amended Registration Statement”), which responds to the Staff’s comments contained in the Third Comment Letter, was filed via EDGAR with the Commission for review on October 29, 2013. In addition, on October 30, 2013, the Partnership filed with the Commission the second amended registration statement on Form F-1, which contained exhibits only. By letter dated October 31, 2013 (the “Fourth Comment Letter”), the Staff provided the Partnership with its comments to the First Amended Registration Statement. By letter dated November 4, 2013 (the “Fifth Comment Letter”), the Staff provided the Partnership with comments to certain pricing and other related information that was provided to the Staff supplementally via SEC Correspondence on Friday, November 1, 2013. The Partnership has today filed via EDGAR its third amended registration statement on Form F-1 (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Fourth Comment Letter and the Fifth Comment Letter.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Fourth Comment Letter and the Fifth Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Amended Registration Statement showing changes made from the First Amended Registration Statement on Form F-1. Page numbers referenced are to the Amended Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 5, 2013

Attached hereto as Appendix I is the Partnership’s written acknowledgement to the Commission in connection with any request for acceleration of the effective date of its pending registration statement on Form F-1.

The Fourth Comment Letter

Prospectus Cover Page

1.	Please remove references to the “joint book-running managers” and “co-managers” from the prospectus cover page.

In response to the Staff’s comment, the Partnership has removed references to “joint-book running managers” and “co-managers” from the prospectus cover page.

2.	Please identify your general partner’s limited call right on the cover page of the prospectus.

In response to the Staff’s comment, the Partnership has added disclosure on the prospectus cover page regarding the General Partner’s limited call right.

Prospectus Summary, page 1

Borrowing Activities, page 9

3.	We note your disclosure on page 11 that on October 29, 2013 your lenders provided you “with their consent to issue guarantees under three of [your] Sponsor’s credit facilities and to repay the $140 Million Shareholder Loan.” Please clarify here that you paid the $140 Million Shareholder Loan in April 2012 without obtaining the necessary lender consent.

In response to the Staff’s comment, the Partnership has included disclosure on pages 10 and 159 of the Amended Registration Statement under the heading “Borrowing Activities” to clarify that the Partnership repaid its $140 Million Shareholder Loan in April 2012 prior to obtaining its lenders’ required consent.

Our Cash Distribution Policy and Restrictions on Distributions, page 70

Forecasted Results of Operations, page 74

Summary of Significant Forecast Assumptions, page 78

Maintenance Capital Expenditures, page 80

4.	We note your revised disclosure in response to prior comment 13. Please revise so that sufficient detail is presented to enable a reader to recalculate. In this regard, please include the fact that you are calculating the costs for three vessels over the five year period to the next drydrocking.

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 5, 2013

In response to the Staff’s comment, the Partnership has revised its disclosure under the heading “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Results of Operations—Summary of Significant Forecast Assumptions—Forecast Assumptions for the twelve months ended December 31, 2014—Maintenance Capital Expenditures” on page 77 to state:

“Maintenance Capital Expenditures. Because of the substantial capital expenditures we are required to make to maintain our fleet, our initial annual estimated maintenance capital expenditures for the three vessels in our Initial Fleet for purposes of calculating operating surplus will be $2.1 million per year for dry-docking and special survey costs based on total expected dry-docking and special survey costs of approximately $10.5 million incurred every five years for the three vessels in our Initial Fleet. In calculating these maintenance capital expenditure reserves, we assume $1.6 million of dry-docking and special survey costs for each vessel (as opposed to costs of approximately $1.0 million per vessel in 2012, including peripheral expenses) and we also take into account the anticipated loss of revenues while our vessels are out of service during these surveys. We estimate that each vessel will be out of service for 22 days during these surveys (as opposed to actual down time of 15 days per vessel in 2012). We calculated the lost revenues by multiplying 22 days by $79,983, representing the average time charter rate for our fleet at the time of the dry-docking in 2017, 2017, and 2018 for the Clean Energy, Ob River and Clean Force, respectively.”

Financial Statements, page F-1

Unaudited Interim Balance Sheet as of June 30, 2013, page F-2

Audited Balance Sheet for the Year Ended December 31, 2012 and 2011, page F-19

5.	We note that as a result of the covenant waivers, and consent for guarantees and repayment of shareholder loans granted by your lenders on October 29, 2013, you have reclassified your current liabilities from previously callable debt at each balance sheet date to long-term liabilities as of December 31, 2012 and 2011, and also June 30, 2013, due to the fact that the debt is no longer callable. Please note that pursuant to ASC 47010-45-11 debt that is callable due to covenant violations must be classified as current liabilities unless the waiver obtained subsequent to the balance sheet date is obtained before the financial statements are issued. In this regard, we believe that your financial statements were considered to be issued upon filing of the Form F-1 on our EDGAR system on October 10, 2013. As the waiver was obtained subsequent to the issuance of the financial statements for the periods ended December 31, 2012 and 2011, and the six months ended June 30, 2013, this reclassification of the debt obligations to long-term liabilities is not appropriate. Please revise your financial statements to present the amount of debt considered callable at December 31, 2011, December 31, 2012 and June 30, 2013 as a result of the covenant violations, as current liabilities in accordance with ASC 470-10-45-1. Please refer to ASC 855-10-25-4 for further guidance and revise accordingly. Please note, if you revise to include your interim financial statements for the nine months ended September 30, 2013, the debt may be appropriately classified as a long-term liability as of September 30, 2013, as the financial statements for this period have not yet been issued.

In response to the Staff’s comment, the Partnership has revised the Amended Registration Statement to remove discussion of the reclassification of its debt, and has revised its unaudited interim consolidated financial statements and annual consolidated financial statements included in the Amended Registration Statement, in accordance with ASC 470-10-45 and ASC 855-10-25.

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 5, 2013

Notes to the Unaudited Interim Consolidated Financial Statements, page F-7 12.

Earnings per Unit, page F-16

6.	Please revise to disclose how you allocate net income to each class of partnership interests. Note 12 on page F-40 should be similarly revised.

In response to the Staff’s comment, the Partnership has revised Note 12 to its unaudited interim consolidated financial statements and consolidated financial statements included in the Amended Registration Statement, on page F-14 and F-39, respectively, to clarify that the calculations of basic and diluted earnings per unit allocated to each class of Partnership interests are based on the number of units held by each class of unitholders.

Exhibit 5.1

7.	We note your response to our prior comment 21. Please have counsel provide an opinion regarding the units sold by the selling unitholder.

In response to the Staff’s comment, the Partnership’s counsel has filed an opinion regarding the units to be sold by the selling unitholder, as exhibit 5.2 of the Amended Registration Statement.

The Fifth Comment Letter

Risk Factors, page 31

“You will incur immediate and substantial dilution”, page 58

1.	We note your disclosure that investors would incur immediate and substantial dilution of $11.63 per unit, representing the difference between the assumed initial public offering price of $20.00 per unit and your pro forma net tangible book value per unit on December 31, 2012. Please revise to disclose that the dilution is calculated based on a pro forma net tangible book value per unit on June 30, 2013, rather than December 31, 2012.

In response to the Staff’s comment, the Partnership has revised its disclosure under the heading “Risk Factors—You will incur immediate and substantial dilution” on page 61 to disclose that the dilution is calculated based on a pro-forma net tangible book value per unit on June 30, 2013.

Capitalization, page 65

2.	We note that the “as further adjusted” column in your Capitalization table discloses the amount of equity attributable to common units held by the public and by the General Partner, and subordinated units. Please revise to add footnote disclosure indicating how these amounts were calculated or determined.

In response to the Staff’s comment, the Partnership has revised its disclosure under the heading “Capitalization” on page 65 to add a footnote to clarify how the Partnership calculates the amount of equity attributable to (i) the common units held by the public and (ii) the common units, subordinated units and General Partner Units held by the General Partner and its affiliates.

Dilution, page 66

3.	We note that your dilution table discloses pro forma net tangible book value as of June 30, 2013 and indicates that this amount remains unchanged when adjusted for the sale by your Sponsor of common units in this offering at an assumed initial public offering price of $20.00 per common unit. However, we believe that your dilution section should first disclose actual net tangible book value and net tangible book value per share as of June 30, 2013. Based on amounts in your interim balance sheet as of June 30, 2013, this net tangible book value appears to be an amount different from the pro forma net tangible book value which includes the receipt of proceeds from the offering. Please revise to disclose your net tangible book value per share as of June 30, 2013 (before the offering) and the increase per share attributable to investors in this offering. The sum of these two amounts should equal your pro forma net tangible book value per share. Please revise accordingly. See Item 506 of Regulation S-K.

In response to the Staff’s comment, the Partnership has revised its disclosure under the heading “Dilution” on page 66 to include its net tangible book value per unit as of June 30, 2013 (before the offering) and the increase per unit attributable to investors in the

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 5, 2013

offering. The Partnership advises the Staff that the sum of these two amounts equals its pro forma net tangible book value per share.

4.	We note that in regards to the table at the bottom of your dilution section, you disclose that the table sets forth the number of units that you will issue and the total consideration contributed to you by your Sponsor and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus. Please revise the row attributable to new investors to reflect only the new shares issued by the Company (8,250,000) and the gross proceeds received based on the midpoint of the range of the offering. The amount of shares sold by your sponsor, should be included in the first row as shares owned by existing shareholders. Your table should also be revised to disclose the average price per share for both existing investors and new investors. Please revise accordingly. See Item 506 of Regulation S-K.

In response to the Staff’s comment, the Partnership has revised its disclosure under the heading “Dilution” on page 66 to (i) revise the row attributable to new investors to reflect only the new units issued by the Partnership and the gross proceeds received based on the midpoint of the range of the offering; (ii) include the amount of units sold by the Sponsor in the first row as units owned by existing unitholders; and (iii) disclose the average price per unit for both existing investors and new investors.

Forecasted Results of Operations for the Twelve Months Ending December 31, 2014, page 69

5.	We note that the table on the top of page 72 discloses net income per unit of $.76 for the six months ended June 30, 2013. Please revise to make this amount consistent with the $.66 net income per unit amount disclosed on the historical statements of income for the six months ended June 30, 2013.

In response to the Staff’s comment, the Partnership has revised its disclosure under the heading “Forecasted Results of Operations” on page 72 to revise the net income per unit for the six months ended June 30, 2013 to be $1.04, the per unit amount disclosed on the historical statements of income for the six months ended June 30, 2013.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1420, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Robert E. Lustrin
Robert E. Lustrin

Appendix I

DYNAGAS LNG PARTNERS LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674, Greece

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Loan Lauren P. Nguyen, Special Counsel

November 5, 2013

Re:	Dynagas LNG Partners LP
Amendment No. 3–Registration Statement on Form F-1
Filed November 5, 2013
File No. 333-191653

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DYNAGAS LNG PARTNERS LP

By:	/s/ Michael Gregos
Name:	Michael Gregos
Title:	Chief Financial Officer